EXHIBIT 99.1

ING provides update on 2020 Annual General Meeting

ING provides update on 2020 Annual General Meeting

In the context of the coronavirus pandemic, ING today provides an update on the 2020 Annual General Meeting. ING confirms that it will hold the 2020 AGM on 28 April 2020. In order to mitigate health risks for all participants and to comply with Dutch government directives, a number of aspects of the meeting will be changed from what was earlier indicated.

In light of current government guidance, the location of the AGM will be changed to ING’s corporate office Cedar, Bijlmerdreef 106 in Amsterdam, the Netherlands. On behalf of ING only a limited number of Executive Board and Supervisory Board members will attend the meeting in person; other members will follow or, to the extent needed, participate in the meeting remotely. ING will also forego the tradition of offering food and drinks before and after the meeting in an informal setting.

Given government instructions and restrictions, a limited number of places for shareholders’ in person participation will be available at the AGM venue. In these extraordinary circumstances, to limit health risks for all parties involved, we urge shareholders not to attend the AGM in person. Shareholders that nevertheless wish to attend the meeting in person, are requested to follow the usual instructions as available on www.ing.com/agm. If the number of shareholders wishing to attend in person exceeds the capacity, ING will make a fair selection via a blind draw by the civil law notary and will inform shareholders who have applied. Shareholders who do attend the meeting in person will do so at their own health risk and are responsible for maintaining the mandatory social distance at all times.

In light of the above we encourage shareholders to cast their votes online prior to the meeting, following the usual instructions on www.ing.com/agm. The 2020 AGM will be webcast live via www.ing.com so that all shareholders will be able to follow the meeting. In addition, shareholders who have registered at the registration date will be able to submit questions on the AGM agenda items in writing, in advance of the meeting via the link at www.ing.com/agm until 17:30 pm CET on 21 April 2020. ING intends to answer these questions during the meeting.

The full details of all AGM proposals are included in the proxy materials for ING’s 2020 AGM, which are available at www.ing.com/agm. As announced on 30 March 2020, ING will follow the recommendations made by the European Central Bank to European banks on 27 March 2020 regarding dividend distributions. ING is well capitalised, above regulatory requirements, but in line with the ECB’s recommendations, it will suspend any payment of dividends on its ordinary shares until at least 1 October 2020. Accordingly, at the AGM the proposal to pay a final 2019 dividend (agenda item 3B) will not be put to a vote and has been removed from the agenda. ING will review any further dividend announcements after 1 October 2020. The proposed dividend distribution as reflected in the ING Group 2019 Annual Report is amended by the new information included in the press release of 30 March 2020.

ING will continue to closely monitor developments and might further change aspects of the AGM based on relevant circumstances. Updates and further details on the AGM will be shared at www.ing.com/agm when appropriate. Information for holders of American depositary shares is available at www.ing.com/ads. Shareholders are advised to check the information regularly.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news Twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE
ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 53,000 employees offer retail and wholesale banking services to customers in over 40 countries.

ING Group shares are listed on the exchanges of Amsterdam (INGA AS, INGA.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING’s strategy, evidenced by ING’s ranking as Leader in the banks industry group by Sustainalytics and ‘A’ rating in MSCI’s ratings universe. ING Group shares are included in major sustainability and Environmental, Social and governance (ESG) index products of leading providers STOXX, Morningstar and FTSE Russell.

IMPORTANT LEGAL INFORMATION
Elements of this press release contain or may contain information about ING Groep N.V. and/ or ING Bank N.V. within the meaning of Article 7(1) to (4) of EU Regulation No 596/ 2014.

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to a number of factors, including, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) potential consequences of the United Kingdom leaving the European Union or a break-up of the euro, (4) changes in the fiscal position and the future economic performance of the US including potential consequences of a European sovereign debt crisis (5) potential consequences of a European sovereign debt crisis (6) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, (7) changes in the conditions in the credit and capital markets generally, including changes in borrower and counterparty creditworthiness, (8) changes affecting interest rate levels, (9) inflation and deflation in our principal markets, (10) changes affecting currency exchange rates, (11) changes in investor and customer behaviour, (12) changes in general competitive factors, (13) changes in or discontinuation of ‘benchmark’ indices, (14) changes in laws and regulations and the interpretation and application thereof, (15) changes in compliance obligations including, but not limited to, those posed by the implementation of DAC6, (16) geopolitical risks, political instability and policies and actions of governmental and regulatory authorities, (17) changes in standards and interpretations under International Financial Reporting Standards (IFRS) and the application thereof, (18) conclusions with regard to purchase accounting assumptions and methodologies, and other changes in accounting assumptions and methodologies including changes in valuation of issued securities and credit market exposure, (19) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (20) changes in credit ratings, (21) the outcome of current and future legal and regulatory proceedings, (22) operational risks, such as system disruptions or failures, breaches of security, cyber-attacks, human error, changes in operational practices or inadequate controls including in respect of third parties with which we do business, (23) risks and changes related to cybercrime including the effects of cyber-attacks and changes in legislation and regulations related to cybersecurity and data privacy, (24) the inability to protect our intellectual property and infringement claims by third parties, (25) the inability to retain key personnel, (26) business, operational, regulatory, reputation and other risks in connection with climate change, (27) ING’s ability to achieve its strategy, including projected operational synergies and cost-saving programmes and (28) the other risks and uncertainties detailed in the most recent annual report of ING Groep N.V. (including the Risk Factors contained therein) and ING’s more recent disclosures, including press releases, which are available on www.ING.com, (29) this document may contain inactive textual addresses to internet websites operated by us and third parties. Reference to such websites is made for information purposes only, and information found at such websites is not incorporated by reference into this document. ING does not make any representation or warranty with respect to the accuracy or completeness of, or take any responsibility for, any information found at any websites operated by third parties. ING specifically disclaims any liability with respect to any information found at websites operated by third parties. ING cannot guarantee that websites operated by third parties remain available following the publication of this document, or that any information found at such websites will not change following the filing of this document. Many of those factors are beyond ING’s control.

Any forward looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction.

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